July 8, 2009

Via:	EDGAR Correspondence

and FACSIMILE (202) 772-9221

Mr. L. Jacob Fien-Helfman

Special Counsel and Information Officer

Office of Disclosure Support

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Management Associates, Inc.

Form 8-K filed on February 23, 2007

Commission File No. 001-11141

Research No. 09-05399

Dear Mr. Fien-Helfman:

We received your office’s comment letter, dated June 29, 2009, relating to the above-referenced filing on Form 8-K by Health Management Associates, Inc. (the “Company”).

In response to the comments included in that letter, the Company filed an amendment to the above-referenced Form 8-K on July 8, 2009 that included all of the schedules and exhibits to the Credit Agreement at Exhibit 99.1.

Thank you for your assistance in this matter.

Respectfully submitted,

/s/ Robert E. Farnham
Robert E. Farnham
Senior Vice President and Chief Financial Officer

cc: Daniel R. Kinel, Esq., Harter Secrest & Emery LLP